Exhibit 99.1

For Immediate Release

BCE reports results of conversion of its series AQ preferred shares into series AR preferred shares

MONTRÉAL, September 19, 2023 – BCE Inc. (TSX, NYSE: BCE) today announced that none of its fixed-rate Cumulative Redeemable First Preferred Shares, Series AQ (Series AQ Preferred Shares) will be converted into floating-rate Cumulative Redeemable First Preferred Shares, Series AR (Series AR Preferred Shares) on October 3, 2023.

On August 31, 2023, notice was provided that holders of Series AQ Preferred Shares could elect to convert their shares into Series AR Preferred Shares subject to the terms and conditions attached to those shares. Only 44,620 of BCE’s 8,561,800 Series AQ Preferred Shares were tendered for conversion on October 3, 2023 into Series AR Preferred Shares. As this would result in there being less than one million Series AR Preferred Shares outstanding, no Series AQ Preferred Shares will be converted on October 3, 2023 into Series AR Preferred Shares, as per the terms and conditions attached to those shares.

The Series AQ Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbol BCE.PR.Q. The Series AQ Preferred Shares will pay on a quarterly basis, for the five-year period beginning on September 30, 2023, as and when declared by the Board of Directors of BCE, a fixed quarterly cash dividend based on an annual dividend rate of 6.538%.

About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[1]	Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca